SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 21)*
VECTOR GROUP LTD.

(Name of Issuer)

COMMON STOCK, $0.10 VALUE

(Title of Class of Securities)

92240M-10-8

(CUSIP Number)

Bennett S. LeBow
667 Madison Avenue
14th Floor
New York, NY 10065
(212) 319-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92240M-10-8
1	NAME OF REPORTING PERSON Bennett S. LeBow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER* 10,785,116
	8	SHARED VOTING POWER* -0-
	9	SOLE DISPOSITIVE POWER* 10,785,116
	10	SHARED DISPOSITIVE POWER* -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,785,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 10.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN
* See Item 5.

PRELIMINARY STATEMENT
This Amendment No. 21 amends the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on February 21, 1995, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.
Items 4, 5 and 6 are hereby amended and supplemented as follows:
Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On August 4, 2014, the Reporting Person entered into a Rule 10b5-1 plan (the “Plan”) under which he will gradually sell up to 2.6 million shares of the Common Stock he beneficially owns over a period beginning August 19, 2014 and ending August 12, 2015. The Plan directs Mr. LeBow’s broker to sell up to 50,000 shares per week, subject to certain pricing parameters. The shares to be sold are held by LeBow Epsilon 2001 Limited Partnership, an entity controlled by Mr. LeBow. Mr. LeBow entered into the Plan in connection with personal estate planning and in order to diversify his personal holdings.

Item 5.     Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)
As of the date hereof, the Reporting Person beneficially owns, in the aggregate, 10,785,116 shares of Common Stock, representing 10.7% of the 100,437,406 shares of Common Stock outstanding, as reported in the Company’s Form 10-Q filed with the Commission on July 30, 2014. The change in the Reporting Person’s ownership percentage since the filing of Amendment No. 20 to Schedule 13D is solely the result of an increase in the number of shares of Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended by adding the following:

The Reporting Person is a borrower under a loan agreement with Bank of America Corporation under which the principal amount outstanding as of July 1, 2014 was $7,565,476.50. LeBow Epsilon 2001 Limited Partnership has pledged 203,326 shares of Common Stock as collateral for a loan, which matures on January 31, 2016.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 8, 2014
Bennett S. LeBow

By:            /s/ Bennett S. LeBow